UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: : 0-23669
CUSIP Number: 824894109

(Check One):
☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ ☐ ☐ ☐ ☐

Transition Report on Form 10-K
Transition Report on Form 10-Q
Transition Report on Form 20-F
Transition Report on Form N-SAR
Transition Report on Form 11-K
  For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________

PART I
REGISTRANT INFORMATION

Shoe Pavilion, Inc.
Full Name of Registrant

13245 Riverside Drive, Suite 450
Address of Principal Executive Office (Street and number)

Sherman Oaks, California    91423
City, state and zip code

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 is being filed to cover the possibility that the SEC may determine that, despite the Company's best efforts to timely file its Form 10-K on March 31, 2005 before 5:30 p.m. EST, the SEC ultimately takes the position that the Form 10-K would be deemed a late filing, but for the filing of this Notice of Late Filing.

The factual circumstances surrounding the filing are as follows:

The Company sent a test filing of its Form 10-K to the SEC at approximately 3 p.m. EST on Friday, March 31, 2005, which was successfully received. Less than two hours later, the Company's filing agent had difficulty logging onto the SEC's EDGAR Website to initiate the live filing. After approximately 45 minutes of attempts to log on, the Company's filing agent successfully logged onto the Website just prior to 5:30 p.m. but had not completed the transmission by 5:30 p.m. EST. The Company's Chief Financial Officer called the SEC's EDGAR Filer Support Branch at 5:30 p.m. EST. The CFO reported that the Company had been trying for 45 minutes to initiate the connection to the SEC to allow for the Company to timely file its Form 10-K. The SEC staff member indicated that the Filer Support Branch had been taking many calls regarding the same problem. He said that the problem was due to the heavy volume of last minute filings they had received. He instructed the Company to continue to attempt to file the Form 10-K as soon as possible, noting that the SEC was aware of the problem. He indicated that he would provide a report to his branch manager and that the CFO's call would be taken into consideration in the SEC's determination as to the Company's on-time filing status. At 5:48 p.m. EST the Company's filing agent was able to obtain access onto the entry screen and began the transmission process. The transmission was completed at 5:57 p.m. EST with the SEC on March 31, 2005.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Neil T. Watanabe   (818)    907-9975 x 206
   (Name)         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SHOE PAVILION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:/s/ Neil T. Watanabe Neil T. Watanabe Executive Vice President and Chief Financial Officer